Exhibit 99.1

Jeffs’ Brands’ KeepZone AI Will Serve as Hydrogen-Powered Drone Systems’ Prime Contractor to Support Government and Defense Clients

Tel Aviv, Israel, Feb. 02, 2026 (GLOBE NEWSWIRE) -- Jeffs' Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace expanding into the global homeland security sector through advanced artificial intelligence (“AI”)-driven solutions, today announced that its wholly-owned subsidiary, KeepZone AI Inc. ("KeepZone"), has secured exclusive rights in Mexico under a commercial agreement (the “Agreement”) with an advanced drone manufacturer(the “Advanced Drone Manufacturer ”) specializing in hydrogen-powered drones.

Pursuant to the Agreement KeepZone has been granted exclusive rights in Mexico to market, sell and support the Advanced Drone Manufacturer’s systems, which are designed to support a broad range of operational, logistical and security missions. These unmanned aerial platforms are designed to provide extended endurance, low acoustic signature, and operational flexibility, enabling effective deployment across complex environments, including defense, border security, critical infrastructure protection, and other government-led applications.

The drone systems are intended to complement KeepZone’s portfolio of AI-driven surveillance, threat detection, and counter-unmanned aircraft system technologies with the goal of supporting integrated aerial and ground-based security operations within modern homeland security frameworks.

Under the Agreement, KeepZone will serve as the prime contractor and exclusive reseller in Mexico, with the Advanced Drone Manufacturer acting as the manufacturer and sub-contractor. The collaboration features exclusive cooperation on marketing, proposal preparation and customer support, and is targeting primarily armed forces and national government agencies in Mexico.

About Jeffs’ Brands

Jeffs’ Brands is a data-driven company that has recently pivoted into the global homeland security sector through its wholly-owned subsidiary, KeepZone AI Inc., following the entry into the definitive distribution agreement with Scanary Ltd., in December 2025. Jeffs’ Brands aims to deliver comprehensive, multi-layered security ecosystems for critical infrastructure worldwide, capitalizing on the homeland security market’s significant growth potential while leveraging its expertise in data-driven operations.

For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the anticipated benefits of the Agreement, the performance of the Advanced Drone Manufacturer’s drone systems and its belief that the Advanced Drone Manufacturer’s drone systems will complement KeepZone’s portfolio of AI-driven security solutions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com